SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                 SCHEDULE l3D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                              J.C. NICHOLS COMPANY
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    653777102
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                                 (CUSIP Number)
                                                     with a copy to:
Mr. Stephen Feinberg                                 Robert G. Minion, Esq.
450 Park Avenue, 28th Floor                          Lowenstein Sandler PC
New York, New York  10022                            65 Livingston Avenue
(212) 421-2600                                       Roseland, New Jersey  07068
                                                     (201) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  June 25, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 7.  Material to Be Filed as Exhibits.

         1. Advertisement published in The Kansas City Star on June 25, 1998 by Blackacre Capital Management, L.L.C.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            June 26, 1998


                                            /s/ Stephen Feinberg
                                            Stephen Feinberg, in his capacity as
                                            the  managing   member  of  Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            the  managing  member  of  Blackacre
                                            Capital  Management,  L.L.C.  and as
                                            the  investment  manager for each of
                                            Cerberus International,  Ltd., Ultra
                                            Cerberus Fund, Ltd. and the Funds

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

TO ALL SHAREHOLDERS OF
J.C. NICHOLS COMPANY
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BLACKACRE  CAPITAL  MANAGEMENT LLC AND ITS  AFFILIATES ARE VOTING  APPROXIMATELY
660,000 SHARES OF J.C. NICHOLS STOCK--REPRESENTING APPROXIMATELY 14% OF ALL J.C. NICHOLS SHARES--AGAINST THE PROPOSED HIGHWOODS PROPERTIES TRANSACTION

     THIS IS WHY WE ARE VOTING OUR SHARES AGAINST:

          o We believe that Highwood's nominal offer of $65 per share (and, based on Highwoods' current stock price, $63 per share in current value) is inadequate and that higher prices can be obtained. In fact, we have offered to pay $70 per share in cash and would consider an even higher price if the confidential information that we have been requesting warrants it.

          o Only 40% of Highwood's total merger consideration is in cash. The other 60% is in the form of Highwoods' stock. The price of Highwoods' stock has declined by approximately 9% since the trading day prior to public announcement of the proposed Highwoods transaction, and we are very concerned about the long-term value of Highwoods' stock.

          o In particular, we are concerned that there will be difficulties in integrating Highwoods and J. C. Nichols. We are also concerned about Highwoods' admitted lack of expertise in developing or managing retail apartments and homebuilding.

          o We believe that the Board of Directors should have conducted a formal auction to maximize value for J. C. Nichols shareholders.

BLACKACRE CAPITAL MANAGEMENT, LLC